Exhibit 99.1
SEANERGY ANNOUNCES MANDATORY SEPARATION OF UNITS
AND LISTING ON NASDAQ AS OF OCTOBER 15, 2008;
POST-EFFECTIVE REGISTRATION STATEMENT ON FORM F-3 DECLARED EFFECTIVE
October 3, 2008 — Athens Greece — Seanergy Maritime Corp. (the “Company”) (NYSE Alternext US LLC (Previously AMEX): SRG; SRG.U; SRG.W) announced today that, effective October 15, 2008, the Company’s Units (NYSE Alternext US LLC: SRG.U) will be separated on a mandatory basis into their component instruments. Each Unit is comprised of one share of common stock, $0.0001 par value per share, and a warrant exercisable to purchase one share of common stock at an exercise price of $6.50 per share. As a result, beginning October 15, 2008, the Units will cease trading and Unit holders’ accounts, in lieu of the Units, will reflect ownership of the Common Stock and Warrants.
In addition, the Company’s Board of Directors approved the decision to transfer the listing of its Common Stock and Warrants from the NYSE Alternext US LLC to the NASDAQ Stock Market, with the change of listing to occur at the same time that the Units are split into their components. Effective October 15, 2008, the Company’s Common Stock and Warrants will trade on the NASDAQ Global Market under the symbols SHIP and SHIPW, respectively.
The Company further announced that it had been advised by the Securities and Exchange Commission (“SEC”) that its post-effective registration statement on Form F-3 filed with the SEC on September 24, 2008 had been declared effective. Accordingly, the Company’s warrants issued in its 2007 initial public offering are exercisable pursuant to their terms.
Dale Ploughman, the Company’s Chief Executive Officer stated: “NASDAQ is one of the most recognized stock exchanges in the world with an efficient electronic trading platform and is home to a significant number of leading shipping companies. We believe that our listing on the NASDAQ Global Market will enhance our company’s visibility and the liquidity of our shares trading contributing to shareholder value.
“Since completing the business combination in August 2008, we were able to achieve a number of milestones at a relatively quick pace including taking delivery of the initial six vessels we agreed to acquire well ahead of their contractual delivery dates.
“Moving forward, we believe that our company offers a number of competitive advantages, including, a modern and diversified fleet, strong and secure cash flows through our charter contracts, low counter party risk and a strong balance sheet that gives us the ability for future growth while sustaining an attractive dividend policy.
“The current volatility and weakness in the dry bulk market does not alter our positive outlook for the sector for the long term. We expect demand for dry bulk commodities from the Far East to remain strong for years to come as it relates to core commodities necessary for the continued industrialization and infrastructure building of China, India and other developing economies in the region which are still in their early growth stages.”
About Seanergy Maritime Corp.
Seanergy Maritime is a Marshall Islands corporation with its principal offices in Athens, Greece. Seanergy purchased and took delivery of six dry bulk carriers from companies associated with members of the Restis family pursuant to the Master Agreement dated May 20, 2008. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 317,743 dwt and an average fleet age of approximately 10.5 years.
Seanergy’s common stock, warrants and units trade on the NYSE Alternext US LLC under the symbols SRG, SRG.W, and SRG.U, respectively. Risks and uncertainties are described in reports filed by Seanergy Maritime Corp. with the U.S. Securities Exchange Commission, which can be obtained free of charge on the SEC’s website www.sec.gov.
For further information please visit our website at www.seanergymaritime.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Seanergy Maritime Corp.
c/o Vgenopoulos & Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73
Greece
Tel: 30 210 7206900
E-mail: mail@vplaw.gr
Financial Information:
Alexis Komninos
Chief Financial Officer
Tel: 30 210 3726200
E-mail: Kalexis@Komninos.gr
Investor Relations / Media:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com